                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                  FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                               DTE ENERGY COMPANY

                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                 DTE Energy Company ("Claimant") is a Michigan corporation, incorporated on January 26, 1995. From the date of its incorporation through December 31, 1995, Claimant was a wholly owned subsidiary of The Detroit Edison Company, a Michigan public utility. On January 1, 1996, pursuant to a share exchange accomplished in accordance with the provisions of the Michigan Business Corporation Act, all outstanding Common Stock of The Detroit Edison Company was exchanged on a one-for-one basis for the Common Stock of Claimant. Thus, as of January 1, 1996, Claimant became a publicly held corporation with the purpose of holding the outstanding stock of its subsidiaries. Claimant's address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 The Detroit Edison Company ("Detroit Edison"), incorporated in Michigan since 1967, is a Michigan public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 - square-mile area in southeastern Michigan. It also owns and operates a steam heating system in Detroit, Michigan. On January 1, 1996, Detroit Edison became a wholly owned subsidiary of Claimant. Detroit Edison's address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 Midwest Energy Resources Company ("MERC") is a Michigan corporation established on June 5, 1974. MERC is a wholly owned subsidiary of Detroit Edison and is engaged in operating a coal-transshipment facility in Superior, Wisconsin.

                 The Edison Illuminating Company of Detroit ("EIC") is a Michigan corporation established on May 28, 1886. EIC is a wholly owned subsidiary of Detroit Edison and holds real estate.

                 St. Clair Energy Corporation ("St. Clair") is a Michigan corporation established on August 27, 1906. St. Clair is a wholly owned subsidiary of Detroit Edison and is engaged in fuel procurement.

                MERC, EIC and St. Clair have offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 DE Energy Services, Inc. ("DE ES") is a Michigan corporation established on August 29, 1994. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. DE ES has offices at 425 S. Main, Ann Arbor, Michigan 48104 and it is engaged in energy services and landfill gas projects.

                 Biomass Energy Systems, Inc. ("Biomass") is a Michigan corporation established on July 15, 1993, with offices at 425 S. Main, Ann Arbor, Michigan 48104. On January 1, 1995 Biomass became a wholly owned subsidiary of DE ES and it is engaged in landfill gas projects.

                 Edison Energy Services, Inc. ("EES") is a Michigan corporation established on June 29, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48104. EES is a wholly owned subsidiary of DE ES and it is engaged in energy services activities.

                 RES Power, Inc. (formerly Utility Technical Services, Inc.) ("RES") is a Michigan corporation established on January 6, 1983, with offices at 425 S. Main Street, Ann Arbor, Michigan 48104. RES is a wholly owned subsidiary of Biomass and it is engaged in landfill gas projects.

                 Sonoma Energy Systems, Inc. ("Sonoma") is a Michigan corporation established on January 24, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48104. Sonoma is a wholly owned subsidiary of Biomass and it is engaged in landfill gas projects.

                 Riverview Gas Producers, Inc. ("Riverview") is a Michigan corporation established on August 16, 1993, with offices at 425 S. Main, Ann Arbor, Michigan 48104. Riverview is a wholly owned subsidiary of Biomass and it is engaged in landfill gas projects.

                 PCI Enterprises, Inc. ("PCI") is a Michigan corporation established on August 1, 1995, with offices at 425 S. Main, Ann Arbor, Michigan 48104. PCI is a wholly owned subsidiary of EES and it plans to operate a pulverized coal facility.

                 DTE Capital Corporation ("DTE Capital") is a Michigan corporation established on September 6, 1995. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. DTE Capital has offices at 2000 Second Avenue, Detroit, Michigan 48226-1279, and it provides financial services for the non-utility affiliates of Claimant.

                 Syndeco Realty Corporation ("Syndeco") is a Michigan corporation established on August 22, 1986. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. Syndeco has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279, and it is engaged in real estate projects.

                 Edison Development Corporation ("EDC") is a Michigan corporation established on May 24, 1994. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. EDC has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279 and it is engaged in business development.

                 EdVenture Capital Corp. ("EdVenture") is a Michigan Corporation established on May 24, 1994, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. EdVenture is a wholly owned subsidiary of EDC and it is engaged in equity investment.

                 UTS Systems, Inc. ("UTS") is a Michigan corporation established on April 23, 1985. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. UTS has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279 and it is engaged in professional engineering services.


         2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Claimant - none

The Detroit Edison Company maintains the following generating facilities which are located in the State of Michigan, as follows:

                                  Location By             Summer Net
                                   Michigan         Rated Capability (1)(2)
           Plant Name               County         Megawatts (MW)         %
--------------------------------    -------        --------------        ---
Fossil-fuel and Steam-Electric

         Belle River (3)          St. Clair            1,026             10.3%
         Greenwood                St. Clair              785              7.8
         Harbor Beach             Huron                  103              1.0
         Marysville               St. Clair              167              1.7
         Monroe                   Monroe               3,000             30.0
         River Rouge              Wayne                  500              5.0
         St. Clair                St. Clair            1,379             13.8
         Trenton Channel          Wayne                  725              7.2
                                                      ------           ------
                                                       7,685             76.8%
Oil or Gas-fueled Peaking
     Units                        Various                525              5.2
Nuclear-fueled Steam-
     Electric-Fermi 2 (4)         Monroe                 876              8.8
Hydroelectric Pumped Storage
     Ludington (5)                Mason                  917              9.2
                                                      ------           ------
                                                      10,003            100.0%
                                                      ======           ======

===============

(1) Summer net rated capabilities of generating units in service are based on periodic load tests and are changed depending on operating experience, the physical condition of units, environmental control limitations and customer requirements for steam, which otherwise would be used for electric generation.

(2) Excludes two oil-fueled units, River Rouge Unit No. 1 (206 MW) and St. Clair Unit No. 5 (250 MW), and one coal-fueled power plant, Conners Creek (236
MW), all in economy reserve status.

(3) The Belle River capability represents the Company's entitlement to 81.39% of the capacity and energy of the plant.

(4) Fermi 2 has a design electrical rating (net) of 1,139 MW. However, due to certain equipment limitations, the plant is operating at a reduced capacity.

(5) Represents the Company's 49% interest in Ludington with a total capability of 1,872 MW.

         The Detroit Edison Company and Consumers Power Company are parties to an Electric Coordination Agreement providing for emergency assistance, coordination of operations and planning for bulk power supply, with energy interchanged at nine interconnections. The Detroit Edison Company and Consumers Power Company also have interchange agreements to exchange electric energy through 12 interconnections with The Toledo Edison Company, Indiana Michigan Power Company, Northern Indiana Public Service Company and Ontario Hydro. In addition, The Detroit Edison Company has interchange agreements for the exchange of electric energy with Michigan South Central Power Agency, Rouge Steel Company and the City of Wyandotte.

         Transmission and Distribution. The Detroit Edison Company owns and operates within the State of Michigan 579 distribution substations with a capacity of 16,932,700 kilovolt amperes and 400,899 line transformers with a capacity of 23,280,644 kilovolt amperes. Electric transmission and distribution lines owned and in service as of December 31, 1995 are as follows:


                                 Overhead Lines         Underground Lines
                               --------------------    ------------------
                                                       Conduit
                                Pole        Circuit     Bank        Cable
Design Line Voltage-KV          Miles        Miles      Miles       Miles
----------------------         ------       -------    -------      -----
Transmission-
     Under 24 KV                   --           --         63         274
      24 KV                       105          105        257       1,043
      40 KV                     2,752        2,752         91         331
     120 KV                     1,148        1,663         --         179
     140 KV                        31           31         --          --
     230 KV                        77           87         --          --
     345 KV                       525          954         --           7
                               ------        -----      -----      ------
                                4,638        5,592        411       1,834
                                             =====
Distribution-
     4.8 KV and 13.2 KV        31,566                     437      10,515
                               ------                   -----      ------
Grand Total                    36,204                     848      12,349
                               ======                   =====      ======

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                 Claimant - None
                 Detroit Edison -  48,941,703,000 Kwh.

         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                 Claimant - None
                 Detroit Edison -  None

         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                 Claimant - None
                 Detroit Edison -  104,871,000 Kwh. delivered under interchange power agreements for the year ended December
                                   31, 1995.

         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                 Claimant - None
                 Detroit Edison -  4,536,951,000 Kwh. purchased under
                                   interchange power agreements for the year ended December 31, 1995.

         4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                 Not applicable.

         (a) Name, location, business address and description of the facilitates used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                   EXHIBIT A

A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the calendar year 1995, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year follows.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 1996.


                                              DTE Energy Company
                                              --------------------------
                                              (Name of Claimant)


                                              By /s/ Ronald W. Gresens
                                                 ------------------------
                                              Vice President
                                              and Controller

CORPORATE SEAL
Attest:


/s/ Susan M. Beale
--------------------------
Susan M. Beale

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Susan M. Beale, Vice President and Corporate Secretary
------------------------------------------------------
(Name)                                     (Title)

2000 2nd Avenue, Detroit, Michigan 48226-1279
---------------------------------------------
                 (Address)

                                                             EXHIBIT A

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1995
Thousands of Dollars



                                                                 The
                                              The      Midwest   Edison                                            DE Energy
                                      DTE     Detroit  Energy    Illuminating St. Clair   Syndeco     DTE          Services,
                                      Energy  Edison   Resources Company      Energy      Realty      Capital      Inc.
                                      Company Company  Company   of Detroit   Corporation Corporation Corporation  Consolidated
OPERATING REVENUES
  Electric-System                   $    --  $3,551,999  $8,471   $    --        $  --       $  --        $  --         $  --
  Electric-Interconnection               --      50,979      --        --           --          --           --            --
  Steam                                  --      24,095      --        --           --          --           --            --
                                    ----------------------------------------------------------------------------------------------
        Total operating revenues         --   3,627,073   8,471        --           --          --           --            --
                                    ----------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Fuel                                   --     715,967      --        --           --          --           --            --
  Purchased power                        --     133,557      --        --           --          --           --            --
  Other operation                        --     632,255   3,042        --           --          --           --            --
  Maintenance                            --     240,115      --        --           --          --           --            --
  Steam plant impairment loss            --      42,029      --        --           --          --           --            --
  Depreciation and amortization          --     499,061   1,550        --           --          --           --            --
  Deferred Fermi 2 amortization          --      (5,972)     --        --           --          --           --            --
  Amortization of deferred Fermi 2
    depreciation and return              --      92,990      --        --           --          --           --            --
  Taxes other than income                --     250,494   1,447        --           --          --           --            --
  Income Taxes                           --     289,890    (203)       --           --          --           --            --
                                    ----------------------------------------------------------------------------------------------
        Total operating expenses         --   2,890,386   5,836        --           --          --           --            --
                                    ----------------------------------------------------------------------------------------------
OPERATING INCOME                         --     736,687   2,635        --           --          --           --            --
                                    ----------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS
  Allowance for other funds used
    during construction                  --       1,408      --        --           --          --           --            --
  Other income and (deductions) -
     net                             (3,150)    (27,967)     20        (6)          --         220          101        (2,789)
  Income taxes                           48       7,490      --         2           --         (77)         (35)        2,359
  Accretion income                       --      11,041      --        --           --          --           --            --
  Income taxes                           --      (3,355)     --        --           --          --           --            --
                                    ----------------------------------------------------------------------------------------------
        Net other income and
         (deductions)                (3,102)    (11,383)     20        (4)          --         143           66          (430)

                                    ----------------------------------------------------------------------------------------------
INTEREST CHARGES
  Long-term debt                         --     273,005   2,594        --           --          --           --            --
  Amortization of debt discount,
    premium and expense                  --      11,251      61        --           --          --           --            --
  Other                                  --       9,666      --        --           --          --           --            --
  Allowance for borrowed funds
    used during construction             --      (2,269)     --        --           --          --           --            --
                                    ----------------------------------------------------------------------------------------------
        Net interest charges             --     291,653   2,655        --           --          --           --            --
                                    ----------------------------------------------------------------------------------------------
PREFERRED STOCK DIVIDENDS OF
 SUBSIDIARY                              --      27,737      --        --           --          --           --            --
                                    ----------------------------------------------------------------------------------------------
NET INCOME (LOSS)                   $(3,102) $  405,914  $   --   $    (4)       $  --       $ 143        $  66         $(430)
                                    ==============================================================================================


                                           Edison
                                           Development                         Inter-           DTE Energy
                                           Corporation        UTS              Company          Company
                                           Consolidated       Systems, Inc.    Eliminations     Consolidated
OPERATING REVENUES
  Electric-System                         $  --                $    --           $   --        $  3,560,470
  Electric-Interconnection                   --                     --               --              50,979
  Steam                                      --                     --               --              24,095
                                          -----------------------------------------------------------------
        Total operating revenues             --                     --               --           3,635,544
                                          -----------------------------------------------------------------
OPERATING EXPENSES
  Fuel                                       --                     --               --             715,967
  Purchased power                            --                     --               --             133,557
  Other operation                            --                     --               --             635,297
  Maintenance                                --                     --               --             240,115
  Steam plant impairment loss                --                     --               --              42,029
  Depreciation and amortization              --                     --               --             500,611
  Deferred Fermi 2 amortization              --                     --               --              (5,972)
  Amortization of deferred Fermi 2
    depreciation and return                  --                     --               --              92,990
  Taxes other than income                    --                     --               --             251,941
  Income Taxes                               --                     --               --             289,687
                                          -----------------------------------------------------------------
        Total operating expenses             --                     --               --           2,896,222
                                          -----------------------------------------------------------------
OPERATING INCOME                             --                     --               --             739,322
                                          -----------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS
  Allowance for other funds used
    during construction                      --                     --               --               1,408
  Other income and (deductions) -
    net                                    (178)                   172            3,331             (30,246)
  Income taxes                               62                    (60)              --               9,789
  Accretion income                           --                     --               --              11,041
  Income taxes                               --                     --               --              (3,355)
                                          -----------------------------------------------------------------
        Net other income and (deductions)  (116)                   112            3,331             (11,363)
                                          -----------------------------------------------------------------
INTEREST CHARGES
  Long-term debt                             --                     --               --             275,599
  Amortization of debt discount, premium
    and expense                              --                     --               --              11,312
  Other                                      --                     --               --               9,666
  Allowance for borrowed funds used
    during construction                      --                     --               --              (2,269)
                                          -----------------------------------------------------------------
        Net interest charges                 --                     --               --             294,308
                                          -----------------------------------------------------------------
PREFERRED STOCK DIVIDENDS
 OF SUBSIDIARY                               --                     --               --              27,737
                                          -----------------------------------------------------------------
NET INCOME (LOSS)                         $(116)               $   112           $3,331        $    405,914
                                          =================================================================
Common Shares Outstanding - Average
  (Thousands)                                                                                   144,939,875
Earnings Per Share of Common Stock                                                             $       2.80


DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - ASSETS
DECEMBER 31, 1995
Thousands of Dollars

                                                  The          Midwest      The Edison
                                        DTE       Detroit      Energy       Illuminating    St. Clair      Syndeco      DTE
                                        Energy    Edison       Resources    Company         Energy         Realty       Captial
                                        Company   Company      Company      of Detroit      Corporation    Corporation  Corporation
UTILITY PROPERTIES
  Plant in service - at cost             $  --  $13,246,998    $ 56,994        $   --         $   --        $     --      $   --
  Less: Accumulated depreciation
    and amortization                        --   (4,904,403)    (23,913)           --             --              --          --
  Construction work in progress                     142,726          --            --             --              --          --
  Property under capital leases - net       --      282,669          --            --             --              --          --
                                         ------------------------------------------------------------------------------------------
    Total owned and leased properties       --    8,767,990      33,081            --             --              --          --
                                         ------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS
  Non-utility property                      --        7,509          --           214             --           3,154          --
  Investments and special funds             --       97,333       2,940            10             --              27          --
  Nuclear decommissioning trust funds       --      119,843          --            --             --              --          --
                                         ------------------------------------------------------------------------------------------
    Total other property and investments    --      224,685       2,940           224             --           3,181          --
                                         ------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and temporary cash investments        1        8,091         347            --             --             419      50,000
  Customer accounts receivable and
    unbilled revenues                       --      413,997         406            --             --              --          --
  Other accounts receivable                 --       36,144          --             1             --           1,075          --
  Fuel and materials and supplies
    inventories                             --      302,999       2,579            --             --              --          --
  Prepayments                               --       12,570         221            --             --              52          --
                                         ------------------------------------------------------------------------------------------
    Total current assets                     1      773,801       3,553             1             --           1,546      50,000
                                         ------------------------------------------------------------------------------------------
AFFILIATED COMPANY RECEIVABLES              --        3,752      10,664           430             10              48          --
                                         ------------------------------------------------------------------------------------------
DEFERRED DEBITS
  Regulatory assets                         --    2,111,387       8,164            --             --              --          --
  Prepaid pensions                          --       81,865          --            --             --              --          --
  Unamortized debt expense                  --       40,038         898            --             --              --          --
  Other                                     --       41,578         136            --             --             387         150
                                         ------------------------------------------------------------------------------------------
    Total deferred debits                   --    2,274,868       9,198            --             --             387         150
                                         ------------------------------------------------------------------------------------------
    TOTAL                                 $  1  $12,045,096    $ 59,436       $   655       $     10        $  5,162    $ 50,150
                                         ==========================================================================================

                                                                      Edison
                                                      DE Energy       Development                    Inter-         DTE Energy
                                                      Services, Inc.  Corporation   UTS              Company        Company
                                                      Consolidated    Consolidated  Systems, Inc.    Eliminations   Consolidated
UTILITY PROPERTIES
  Plant in service - at cost                           $    --         $    --        $    --     $        --     $ 13,303,992
  Less:   Accumulated depreciation
    and amortization                                        --              --             --              --       (4,928,316)
  Construction work in progress                             --              --             --              --          142,726
  Property under capital leases - net                       --              --             --              --          282,669
                                                      -------------------------------------------------------------------------
    Total owned and leased properties                       --              --             --              --        8,801,071
                                                      -------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS
  Non-utility property                                  10,699              --             --              --           21,576
  Investments and special funds                          2,416          10,000             --         (83,668)          29,058
  Nuclear decommissioning trust funds                       --              --             --              --          119,843
                                                      -------------------------------------------------------------------------
    Total other property and investments                13,115          10,000             --         (83,668)         170,477
                                                      --------------------------------------------------------------------------
CURRENT ASSETS
  Cash and temporary cash investments                    4,753             166          1,171              --           64,948
  Customer accounts receivable and
    unbilled revenues                                       --              --             --              --          414,403
  Other accounts receivable                                209              --            235              --           37,664
  Fuel and materials and supplies
    inventories                                             --              --             --              --          305,578
  Prepayments                                               67              --             --              --           12,910
                                                      -------------------------------------------------------------------------
    Total current assets                                 5,029             166          1,406              --          835,503
                                                      -------------------------------------------------------------------------
AFFILIATED COMPANY RECEIVABLES                             462               2             50         (15,418)              --
                                                      -------------------------------------------------------------------------
DEFERRED DEBITS
  Regulatory assets                                         --              --             --        (964,069)       1,155,482
  Prepaid pensions                                          --              --             --              --           81,865
  Unamortized debt expense                                  --              --             --              --           40,936
  Other                                                  3,006              --             --              --           45,257
                                                     -------------------------------------------------------------------------
    Total deferred debits                                3,006              --             --        (964,069)       1,323,540
                                                      -------------------------------------------------------------------------
    TOTAL                                             $ 21,612         $10,168       $  1,456     $(1,063,155)    $ 11,130,591
                                                      =========================================================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - EQUITY AND LIABILITIES
DECEMBER 31, 1995
Thousands of Dollars



                                                The          Midwest      The Edison
                             DTE                Detroit      Energy       Illuminating    St. Clair      Syndeco      DTE
                             Energy             Edison       Resources    Company         Energy         Realty       Capital
                             Company            Company      Company      of Detroit      Corporation    Corporation  Corporation
CAPITALIZATION
 Common stock                 $      --        $ 1,951,437     $       1   $     50           $    10       $  4,013     $ 50,000
 Retained earnings
    (deficit)                    (3,102)         1,484,871             1        381                (1)           812           66
                             ----------------------------------------------------------------------------------------------------
    Total common
       shareholders'
       equity                    (3,102)         3,436,308             2        431                 9          4,825        50,066
 Preferred stock
   of subsidiary                     --            326,604            --         --                --             --            --
 Long-term debt                      --          3,718,494        37,600         --                --             --            --
                             -----------------------------------------------------------------------------------------------------
     Total capitalization        (3,102)         7,481,406        37,602        431                 9          4,825        50,066
                             ----------------------------------------------------------------------------------------------------

OTHER NON-CURRENT
LIABILITIES
 Obligations under
    capital leases                   --            128,362           --          --                --             --           --
 Other postretirement
    benefits                         --             24,381           --          --                --             --           --
 Other                               --             58,424           --          --                --             --           --
 Affiliated companies             3,103             11,560           --         200                 1            218           84
                             ----------------------------------------------------------------------------------------------------
     Total other non-current
        liabilities               3,103            222,727           --         200                 1            218           84
                             -----------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
 Short-term borrowings               --             36,990           --          --                --             --           --
 Current portion of
    long-term debt                   --            119,214           --          --                --             --           --
 Current portion of
    capital leases                   --            154,307           --          --                --             --           --
 Accounts payable                    --            163,494          666          --                --             15           --
 Property and
    general taxes                    --             32,519        1,870          23                --             --           --
 Accumulated deferred
    income taxes                     --             51,697           --          --                --             --           --
 Interest payable                    --             61,047        1,081          --                --             --           --
 Dividends payable                   --             81,102           --          --                --             --           --
 Payrolls                            --             72,116           --          --                --             --           --
 Fermi 2 refueling outage            --             14,342           --          --                --             --           --
 Other                               --            129,977          708          --                --              4           --
                             -----------------------------------------------------------------------------------------------------
     Total current
        liabilities                  --            916,805        4,325          23                --             19           --
                             -----------------------------------------------------------------------------------------------------

DEFERRED CREDITS
 Accumulated deferred
    income taxes                     --          2,998,913       17,509          --                --             --           --
 Accumulated deferred
    investment tax credits           --            330,085           --          --                --             --           --
 Other                               --             95,160           --           1                --            100           --
                             ------------------------------------------------------------------------------------------------------
    Total deferred credits           --          3,424,158       17,509           1                --            100           --
                             ------------------------------------------------------------------------------------------------------
    TOTAL                     $       1        $12,045,096     $ 59,436    $    655          $     10       $  5,162     $ 50,150
                           ========================================================================================================


                             DE Energy           Edison Development                                        DTE Energy
                             Services, Inc.      Corporation          UTS                 Inter-Company    Company
                             Consolidated        Consolidated         Systems, Inc.       Eliminations     Consolidated

CAPITALIZATION
 Common stock                   $ 20,685              $ 10,350           $      50        $   (85,159)     $ 1,951,437
 Retained earnings
    (deficit)                       (729)                 (173)              1,254              1,491        1,484,871
                                  ------------------------------------------------------------------------------------
    Total common
       shareholders'
       equity                     19,956                10,177               1,304            (83,668)       3,436,308
 Preferred stock
    of subsidiary                     --                    --                  --                 --          326,604
 Long-term debt                       --                    --                  --                 --        3,756,094
                                  ------------------------------------------------------------------------------------
     Total capitalization         19,956                10,177               1,304            (83,668)       7,519,006
                                  ------------------------------------------------------------------------------------

OTHER NON-CURRENT
LIABILITIES
 Obligations under
    capital leases                    --                    --                  --                 --          128,362
 Other postretirement
    benefits                          --                    --                  --                 --           24,381
 Other                                --                    --                  --                 --           58,424
 Affiliated companies                134                    (9)                127            (15,418)              --
                                  ------------------------------------------------------------------------------------
     Total other non-current
        liabilities                  134                    (9)                127            (15,418)         211,167
                                  ------------------------------------------------------------------------------------

CURRENT LIABILITIES
 Short-term borrowings                --                    --                  --                 --           36,990
 Current portion of
    long-term debt                    --                    --                  --                 --          119,214
 Current portion of
    capital leases                    --                    --                  --                 --          154,307
 Accounts payable                    948                    --                  25                 --          165,148
 Property and
    general taxes                      4                    --                  --                 --           34,416
 Accumulated deferred
    income taxes                      --                    --                  --                 --           51,697
 Interest payable                     --                    --                  --                 --           62,128
 Dividends payable                    --                    --                  --                 --           81,102
 Payrolls                             48                    --                  --                 --           72,164
 Fermi 2 refueling outage             --                    --                  --                 --           14,342
 Other                                --                    --                  --                 --          130,689
                                  ------------------------------------------------------------------------------------
     Total current
        liabilities                1,000                    --                  25                 --          922,197
                                  ------------------------------------------------------------------------------------

DEFERRED CREDITS
 Accumulated deferred
    income taxes                     522                    --                  --           (964,069)       2,052,875
 Accumulated deferred
    investment tax credits            --                    --                  --                 --          330,085
 Other                                --                    --                  --                 --           95,261
                                  ------------------------------------------------------------------------------------
     Total deferred credits          522                    --                  --           (964,069)       2,478,221
                                  ------------------------------------------------------------------------------------
     TOTAL                      $ 21,612              $ 10,168           $   1,456        $(1,063,155)     $11,130,591
                                ======================================================================================


DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1995
Thousands of Dollars

                                                                                           The Edison
                                                                       Midwest Energy      Illuminating   St. Clair    Syndeco
                                      DTE Energy     The Detroit       Resources           Company        Energy       Realty
                                      Company        Edison Company    Company             of Detroit     Corporation  Corporation
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1994                     $     --       $1,379,081          $  1               $385         $  (1)        $669
Net income (loss)                        (3,102)         405,914            --                 (4)           --          143

Deduct:
     Cash dividends on common stock          --         (298,635)           --                 --            --           --

     Expense associated with
      preferred stock redeemed               --           (1,645)           --                 --            --           --

Other                                        --              156            --                 --            --           --
                                     ---------------------------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1995                     $ (3,102)      $1,484,871          $  1               $381         $  (1)        $812
                                     =============================================================================================


                                                                     Edison
                                                     DE Energy       Development
                                     DTE Capital     Services, Inc.  Corporation       UTS
                                     Corporation     Consolidated    Consolidated      Systems, Inc.
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1994                    $   --           $ (299)          $   (57)          $ 1,142
Net income (loss)                         66             (430)             (116)              112

Deduct:
     Cash dividends on common stock       --               --                --                --

     Expense associated with
      preferred stock redeemed            --               --                --                --

Other                                     --               --                --                --
                                     ---------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1995                    $   66           $ (729)          $  (173)          $ 1,254
                                     ===============================================================

                                                          DTE Energy
                                       Inter-Company      Company
                                       Eliminations       Consolidated
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1994                      $(1,840)           $1,379,081
Net income (loss)                         3,331               405,914

Deduct:
     Cash dividends on common stock          --              (298,635)

     Expense associated with
      preferred stock redeemed               --                (1,645)

Other                                        --                   156
                                       ------------------------------------
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1995                      $ 1,491            $1,484,871
                                     ======================================

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1995
Thousands of Dollars


                                                          Edison Energy      Biomass Energy                      DE Energy
                                        DE Energy         Services, Inc.     Systems, Inc.     Inter-Company     Services, Inc.
                                        Services, Inc.    Consolidated       Consolidated      Eliminations      Consolidated
 OPERATING REVENUES
   Electric - System                     $    --            $    --             $   --          $   --           $    --
   Electric - Interconnection                 --                 --                 --              --                --
   Steam                                      --                 --                 --              --                --
                                          -------------------------------------------------------------------------------------
     Total operating revenues                 --                 --                 --              --                --
                                          -------------------------------------------------------------------------------------

 OPERATING EXPENSES
   Fuel                                       --                 --                 --              --                --
   Purchased power                            --                 --                 --              --                --
   Other operation                            --                 --                 --              --                --
   Maintenance                                --                 --                 --              --                --
   Steam plant impairment loss                --                 --                 --              --                --
   Depreciation and amortization              --                 --                 --              --                --
   Deferred Fermi 2 amortization              --                 --                 --              --                --
   Amortization of deferred Fermi 2
     depreciation and return                  --                 --                 --              --                --
   Taxes other than income                    --                 --                 --              --                --
   Income taxes                               --                 --                 --              --                --
                                          -------------------------------------------------------------------------------------
     Total operating expenses                 --                 --                 --              --                --
                                          -------------------------------------------------------------------------------------
 OPERATING INCOME                             --                 --                 --              --                --
 OTHER INCOME AND DEDUCTIONS              -------------------------------------------------------------------------------------
   Allowance for other funds
     used during construction                 --                 --                 --              --                --
   Other income and (deductions) - net      (301)            (2,161)              (327)             --            (2,789)
   Income taxes                               95                749              1,515              --             2,359
   Accretion income                           --                 --                 --              --                --
   Income taxes                               --                 --                 --              --                --
                                          -------------------------------------------------------------------------------------
   Net other income and
     (deductions)                           (206)            (1,412)             1,188              --              (430)
                                          -------------------------------------------------------------------------------------

 INTEREST CHARGES
    Long-term debt                            --                 --                 --              --                --
    Amortization of debt discount,
      premium and expense                     --                 --                 --              --                --
    Other                                     --                 --                 --              --                --
    Allowance for borrowed funds
      used during construction                --                 --                 --              --                --
                                          -------------------------------------------------------------------------------------
      Net interest charges                    --                 --                 --              --                --
                                          -------------------------------------------------------------------------------------
 PREFERRED STOCK DIVIDENDS
      OF SUBSIDIARY                           --                 --                 --              --                --
                                          -------------------------------------------------------------------------------------
 NET INCOME (LOSS)                        $ (206)           $(1,412)            $1,188          $   --           $  (430)
                                          ======================================================================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - ASSETS
DECEMBER 31, 1995
Thousands of Dollars


                                                                                Edison Energy           Biomass Energy
                                                        DE Energy               Services, Inc.          Systems, Inc.
                                                        Services, Inc.          Consolidated            Consolidated
UTILITY PROPERTIES
  Plant in service - at cost                            $     --                 $    --                  $   --
  Less: Accumulated depreciation and amortization             --                      --                      --
  Construction work in progress                               --                      --                      --
  Property under capital leases - net                         --                      --                      --
                                                        --------------------------------------------------------------
        Total owned and leased properties                     --                      --                      --
                                                        --------------------------------------------------------------

OTHER PROPERTY AND INVESTMENTS
  Non-utility property                                       251                   7,123                   3,325
  Investments and special funds                           19,082                      --                   2,416
  Nuclear decommissioning trust funds                         --                      --                      --
                                                        --------------------------------------------------------------
        Total other property and investments              19,333                   7,123                   5,741
                                                        --------------------------------------------------------------

CURRENT ASSETS
  Cash and temporary cash investments                         83                   1,945                   2,725
  Customer accounts receivable and unbilled revenues          --                      --                      --
  Other accounts receivable                                   --                      32                     177
  Fuel and materials and supplies inventories                 --                      --                      --
  Prepayments                                                 --                      --                      67
                                                        --------------------------------------------------------------
        Total current assets                                  83                   1,977                   2,969
                                                        --------------------------------------------------------------
AFFILIATED COMPANY RECEIVABLES                               462                     163                     268
                                                        --------------------------------------------------------------
DEFERRED DEBITS
  Regulatory assets                                           --                      --                      --
  Prepaid pensions                                            --                      --                      --
  Unamortized debt expense                                    --                      --                      --
  Other                                                    1,013                      --                   1,993
                                                        --------------------------------------------------------------
        Total deferred debits                              1,013                      --                   1,993
                                                        --------------------------------------------------------------

        TOTAL                                           $ 20,891                $  9,263                $ 10,971
                                                        ==============================================================

                                                                                DE Energy
                                                        Inter-Company           Services, Inc.
                                                        Eliminations            Consolidated
UTILITY PROPERTIES
  Plant in service - at cost                            $     --                $     --
  Less: Accumulated depreciation and amortization             --                      --
  Construction work in progress                               --                      --
  Property under capital leases - net                         --                      --
                                                        ------------------------------------
        Total owned and leased properties                     --                      --
                                                        ------------------------------------

OTHER PROPERTY AND INVESTMENTS
  Non-utility property                                        --                  10,699
  Investments and special funds                          (19,082)                  2,416
  Nuclear decommissioning trust funds                         --                      --
                                                        ------------------------------------
         Total other property and investments            (19,082)                 13,115
                                                        ------------------------------------

CURRENT ASSETS
  Cash and temporary cash investments                         --                   4,753
  Customer accounts receivable and unbilled revenues          --                      --
  Other accounts receivable                                   --                     209
  Fuel and materials and supplies inventories                 --                      --
  Prepayments                                                 --                      67
                                                        ------------------------------------
        Total current assets                                  --                   5,029
                                                        ------------------------------------

AFFILIATED COMPANY RECEIVABLES                              (431)                    462
                                                        ------------------------------------
DEFERRED DEBITS
  Regulatory assets                                           --                      --
  Prepaid pensions                                            --                      --
  Unamortized debt expense                                    --                      --
  Other                                                       --                   3,006
                                                        ------------------------------------
        Total deferred debits                                 --                   3,006
                                                        ------------------------------------

        TOTAL                                           $(19,513)               $ 21,612
                                                        ====================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - EQUITY AND LIABILITIES
DECEMBER 31, 1995
Thousands of Dollars

                                                        Edison Energy     Biomass Energy                  DE Energy
                                        DE Energy       Services, Inc.    Systems, Inc.   Inter-Company   Services, Inc.
                                        Services, Inc.  Consolidated      Consolidated    Eliminations    Consolidated
CAPITALIZATION
  Common stock                            $20,685        $ 9,800             $ 9,185       $(18,985)        $20,685
  Retained earnings (deficit)                (244)        (1,677)              1,192             --            (729)
                                         -----------------------------------------------------------------------------
     Total common shareholders'
       equity                              20,441          8,123              10,377        (18,985)         19,956
  Preferred stock of subsidiary                --             --                  --             --              --
  Long-term debt                               --             --                  --             --              --
                                         -----------------------------------------------------------------------------
     Total capitalization                  20,441          8,123              10,377        (18,985)         19,956
                                         -----------------------------------------------------------------------------

OTHER NON-CURRENT LIABILITIES
  Obligations under capital leases             --             --                  --             --              --
  Other postretirement benefits                --             --                  --             --              --
  Other                                        --             --                  --             --              --
  Affiliated companies                        431            187                  44           (528)            134
                                         -----------------------------------------------------------------------------
     Total other non-current
       liabilities                            431            187                  44           (528)            134
                                         -----------------------------------------------------------------------------

CURRENT LIABILITIES
  Short-term borrowings                        --             --                  --             --              --
  Current portion of long-term debt            --             --                  --             --              --
  Current portion of capital leases            --             --                  --             --              --
  Accounts payable                              2            933                  13             --             948
  Property and general taxes                    1             --                   3             --               4
  Accumulated deferred
    income taxes                               --             --                  --             --              --
  Interest payable                             --             --                  --             --              --
  Dividends payable                            --             --                  --             --              --
  Payrolls                                     --             20                  28             --              48
  Fermi 2 refueling outage                     --             --                  --             --              --
  Other                                        --             --                  --             --              --
                                         -----------------------------------------------------------------------------
     Total current liabilities                  3            953                  44             --           1,000
                                         -----------------------------------------------------------------------------

DEFERRED CREDITS
  Accummulated deferred income taxes           16             --                 506             --             522
  Accummulated deferred investment tax
    credits                                    --             --                  --             --              --
  Other                                        --             --                  --             --              --
                                         -----------------------------------------------------------------------------
     Total deferred credits                    16             --                 506             --             522
                                         -----------------------------------------------------------------------------
     TOTAL                                $20,891         $9,263             $10,971       $(19,513)        $21,612
                                         =============================================================================


DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1995
Thousands of Dollars

                                       DE               Edison            Biomass                            DE
                                       Energy           Energy            Energy         Inter-              Energy
                                       Services,        Services, Inc.    Systems, Inc.  Company             Services, Inc.
                                       Inc.             Consolidated      Consolidated   Eliminations        Consolidated
 RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1994                      $  (62)         $  (265)           $   28          $   --             $    (299)
 Net income (loss)                        (206)          (1,412)            1,188              --                  (430)

 Deduct:
        Cash dividends on common stock      --               --                --              --                    --

        Expense associated with
          preferred stock redeemed          --               --                --              --                    --

 Other                                      24               --               (24)             --                    --
                                        ----------------------------------------------------------------------------------
 RETAINED EARNINGS (DEFICIT) AT
  DECEMBER 31, 1995                     $ (244)         $(1,677)         $  1,192          $   --             $    (729)
                                        ==================================================================================

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1995
Thousands of Dollars


                                                                                               Edison Energy
                                        Edison Energy    PCI                  Inter-Company    Services, Inc.
                                        Services, Inc.   Enterprises, Inc.    Eliminations     Consolidated
OPERATING REVENUES
  Electric--System                        $    --           $    --           $    --          $    --
  Electric--Interconnection                    --                --                --               --
  Steam                                        --                --                --               --
                                          --------------------------------------------------------------
        Total operating revenues               --                --                --               --
                                          --------------------------------------------------------------
OPERATING EXPENSES
  Fuel                                         --                --                --               --
  Purchased power                              --                --                --               --
  Other operation                              --                --                --               --
  Maintenance                                  --                --                --               --
  Steam plant impairment loss                  --                --                --               --
  Depreciation and amortization                --                --                --               --
  Deferred Fermi 2 amortization                --                --                --               --
  Amortization of deferred Fermi 2
    depreciation and return                    --                --                --               --
  Taxes other than income                      --                --                --               --
  Income taxes                                 --                --                --               --
                                          --------------------------------------------------------------
        Total operating expenses               --                --                --               --
                                          --------------------------------------------------------------
OPERATING INCOME                               --                --                --               --
                                          --------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS
  Allowance for other funds used
    during construction                        --                --                --               --
  Other income and (deductions) - net      (2,161)               --                --           (2,161)
  Income taxes                                749                --                --              749
  Accretion income                             --                --                --               --
  Income taxes                                 --                --                --               --
                                          --------------------------------------------------------------
        Net other income and (deductions)  (1,412)               --                --           (1,412)
                                          --------------------------------------------------------------

INTEREST CHARGES
  Long-term debt                               --                --                --               --
  Amortization of debt discount, premium
    and expense                                --                --                --               --
  Other                                        --                --                --               --
  Allowance for borrowed funds used
    during construction                        --                --                --               --
                                          --------------------------------------------------------------
        Net interest charges                   --                --                --               --
                                          --------------------------------------------------------------
PREFERRED STOCK DIVIDENDS
  OF SUBSIDIARY                                --                --                --               --
                                          --------------------------------------------------------------
NET INCOME (LOSS)                         $(1,412)          $    --           $    --          $(1,412)
                                          ==============================================================

                                       9

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - ASSETS
DECEMBER 31, 1995
Thousands of Dollars

                                                                                        Edison
                                        Edison            PCI            Inter-         Energy
                                        Energy            Enterprises,   Company        Services, Inc.
                                        Services, Inc.    Inc.           Eliminations   Consolidated
UTILITY PROPERTIES
  Plant in service -- at cost             $      --       $      --      $      --      $       --
  Less: Accumulated depreciation
    and amortization                             --              --             --              --
  Construction work in progress                  --              --             --              --
  Property under capital leases -- net           --              --             --              --
                                        ----------------------------------------------------------
    Total owned and leased properties            --              --             --              --
                                        ----------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS
  Non-utility property                        7,123              --             --           7,123
  Investments and special funds                   1              --             (1)             --
  Nuclear decommissioning trust funds            --              --             --              --
                                        ----------------------------------------------------------
    Total other property and investments      7,124              --             (1)          7,123
                                        ----------------------------------------------------------
CURRENT ASSETS
  Cash and temporary cash investments         1,944               1             --           1,945
  Customer accounts receivable and
    unbilled revenues                            --              --             --              --
  Other accounts receivable                      31              --              1              32
  Fuel and materials and supplies
    inventories                                  --              --             --              --
  Prepayments                                    --              --             --              --
                                        ----------------------------------------------------------
    Total current assets                      1,975               1              1           1,977
                                        ----------------------------------------------------------
AFFILIATED COMPANY RECEIVABLES                  163              --             --             163
                                        ----------------------------------------------------------
DEFERRED DEBITS
  Regulatory assets                              --               --             --             --
  Prepaid pensions                               --               --             --             --
  Unamortized debt expense                       --               --             --             --
  Other                                          --               --             --             --
                                        ----------------------------------------------------------
    Total deferred debits                        --               --             --             --
                                        ----------------------------------------------------------
    TOTAL                                 $   9,262        $       1      $      --      $   9,263
                                        ==========================================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - EQUITY AND LIABILITIES
DECEMBER 31, 1995
Thousands of Dollars

                                                                                          Edison Energy
                             Edison Energy        PCI                   Inter-Company     Services, Inc.
                             Services, Inc.       Enterprises, Inc.     Eliminations      Consolidated

CAPITALIZATION
  Common stock                 $  9,800              $      1              $     (1)       $  9,800
  Retained earnings
     (deficit)                   (1,677)                   --                    --          (1,677)
                               --------------------------------------------------------------------
     Total common
      shareholders'
      equity                      8,123                     1                    (1)          8,123
  Preferred stock
   of subsidiary                     --                    --                    --              --
  Long-term debt                     --                    --                    --              --
                               --------------------------------------------------------------------
     Total capitalization         8,123                     1                    (1)          8,123
                               --------------------------------------------------------------------
OTHER NON-CURRENT
 LIABILITIES
  Obligations under
   capital leases                    --                    --                    --              --
  Other postretirement
   benefits                          --                    --                    --              --
  Other                              --                    --                    --              --
  Affiliated companies              186                    --                     1             187
                               --------------------------------------------------------------------
     Total other non-current
      liabilities                   186                    --                     1             187
                               --------------------------------------------------------------------

CURRENT LIABILITIES
  Short-term borrowings              --                    --                    --              --
  Current portion of
   long-term debt                    --                    --                    --              --
  Current portion of
   capital leases                    --                    --                    --              --
  Accounts payable                  933                    --                    --             933
  Property and
   general taxes                     --                    --                    --              --
  Accumulated deferred
   income taxes                      --                    --                    --              --
  Interest payable                   --                    --                    --              --
  Dividends payable                  --                    --                    --              --
  Payrolls                           20                    --                    --              20
  Fermi 2 refueling outage           --                    --                    --              --
  Other                              --                    --                    --              --
                               --------------------------------------------------------------------
     Total current
      liabilities                   953                    --                    --             953
                               --------------------------------------------------------------------
DEFERRED CREDITS
  Accumulated deferred
   income taxes                      --                    --                    --              --
  Accumulated deferred
   investment tax credits            --                    --                    --              --
  Other                              --                    --                    --              --
                               --------------------------------------------------------------------
     Total deferred credits          --                    --                    --              --
                               --------------------------------------------------------------------
     TOTAL                     $  9,262              $      1              $     --       $   9,263
                               ====================================================================


DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1995
Thousands of Dollars

                                                                                             Edison Energy
                                        Edison Energy   PCI                  Inter-Company   Services, Inc.
                                        Services, Inc.  Enterprises, Inc.    Eliminations    Consolidated
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1994                      $  (265)           $   --             $    --          $  (265)
Net Income (loss)                        (1,412)               --                  --           (1,412)

Deduct:
      Cash dividends on common stock         --                --                  --               --

      Expense associated with
        preferred stock redeemed             --                --                  --               --

Other                                        --                --                  --               --
                                        ---------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1995                      $(1,677)         $     --             $    --          $(1,677)
                                        ===============================================================

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1995
Thousands of Dollars


                                                                                              RES                     Biomass Energy
                                            Biomass Energy   Riverview Gas    Sonoma Energy   Power,   Inter-Company  Systems, Inc.
                                            Systems, Inc.    Producers, Inc.  Systems, Inc.   Inc.     Eliminations   Consolidated
OPERATING REVENUES
  Electric-System                          $     --          $     --         $     --       $     --    $    --        $    --
  Electric-Interconnection                       --                --               --             --         --             --
  Steam                                          --                --               --             --         --             --
                                           ---------------------------------------------------------------------------------------
        Total operating revenues                 --                --               --             --         --             --
                                           ---------------------------------------------------------------------------------------
OPERATING EXPENSES
  Fuel                                           --                --               --             --         --             --
  Purchased power                                --                --               --             --         --             --
  Other operation                                --                --               --             --         --             --
  Maintenance                                    --                --               --             --         --             --
  Steam plant impairment loss                    --                --               --             --         --             --
  Depreciation and amortization                  --                --               --             --         --             --
  Deferred Fermi 2 amortization                  --                --               --             --         --             --
  Amortization of deferred Fermi 2
    depreciation and return                      --                --               --             --         --             --
  Taxes other than income                        --                --               --             --         --             --
  Income Taxes                                   --                --               --             --         --             --
                                           ---------------------------------------------------------------------------------------
        Total operating expenses                 --                --               --             --         --             --
                                           ---------------------------------------------------------------------------------------
OPERATING INCOME                                 --                --               --             --         --             --
                                           ---------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS
  Allowance for other funds used
    during construction                          --                --               --             --         --             --
  Other income and (deductions) - net           347              (133)            (372)           631       (800)          (327)
  Income taxes                                  258               745              732           (220)        --          1,515
  Accretion income                               --                --               --             --         --             --
  Income taxes                                   --                --               --             --         --             --
                                           ---------------------------------------------------------------------------------------
        Net other income and (deductions)       605               612              360            411       (800)         1,188
                                           ---------------------------------------------------------------------------------------
INTEREST CHARGES
  Long-term debt                                 --                --               --             --         --             --
  Amortization of debt discount, premium
    and expense                                  --                --               --             --         --             --
  Other                                          --                --               --             --         --             --
  Allowance for borrowed funds used
    during construction                          --                --               --             --         --             --
                                           ---------------------------------------------------------------------------------------
        Net interest charges                     --                --               --             --         --             --
                                           ---------------------------------------------------------------------------------------
PREFERRED STOCK DIVIDENDS
  OF SUBSIDIARY                                  --                --               --             --         --             --
                                           ---------------------------------------------------------------------------------------
NET INCOME (LOSS)                          $    605            $  612         $    360        $   411    $  (800)       $ 1,188
                                           =======================================================================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - ASSETS
DECEMBER 31, 1995
Thousands of Dollars

                                                                                           RES                        Biomass Energy
                                         Biomass Energy   Riverview Gas    Sonoma Energy   Power,     Inter-Company   Systems, Inc.
                                         Systems, Inc.    Producers, Inc.  Systems, Inc.   Inc.       Eliminations    Consolidated
UTILITY PROPERTIES
  Plant in service - at cost             $    --            $     --         $     --     $    --       $    --         $    --
  Less: Accumulated depreciation
    and amortization                          --                  --               --          --            --              --
  Construction work in progress               --                  --               --          --            --              --
  Property under capital leases - net         --                  --               --          --            --              --
                                         ------------------------------------------------------------------------------------------
    Total owned and leased properties         --                  --               --          --            --              --
                                         ------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS
  Non-utility property                       911               1,681              733          --            --           3,325
  Investments and special funds            4,811                  --               --       1,892        (4,287)          2,416
  Nuclear decommissioning trust funds         --                  --               --          --            --              --
                                         ------------------------------------------------------------------------------------------
    Total other property and investments   5,722               1,681              733       1,892        (4,287)          5,741
                                         ------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and temporary cash investments      2,331                 198              196          --            --           2,725
  Customer accounts receivable and
    unbilled revenues                         --                  --               --          --            --              --
  Other accounts receivable                  103                  46               27          --             1             177
  Fuel and materials and supplies
    inventories                               --                  --               --          --            --              --
  Prepayments                                 30                   9               28          --            --              67
                                         ------------------------------------------------------------------------------------------
    Total current assets                   2,464                 253              251          --             1           2,969
                                         ------------------------------------------------------------------------------------------
AFFILIATED COMPANY RECEIVABLES               268                 439              196          98          (733)            268
                                         ------------------------------------------------------------------------------------------
DEFERRED DEBITS
  Regulatory assets                           --                  --               --          --            --              --
  Prepaid pensions                            --                  --               --          --            --              --
  Unamortized debt expense                    --                  --               --          --            --              --
  Other                                    1,993                  --               --          --            --           1,993
                                         ------------------------------------------------------------------------------------------
    Total deferred debits                  1,993                  --               --          --            --           1,993
                                         ------------------------------------------------------------------------------------------
    TOTAL                                $10,447             $ 2,373         $  1,180     $ 1,990      $ (5,019)        $10,971
                                         ==========================================================================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - EQUITY AND LIABILITIES
DECEMBER 31, 1995
Thousands of Dollars




                                                                                                         Biomass
                                       Biomass     Riverview     Sonoma                                  Energy
                                       Energy      Gas           Energy         RES      Inter-          Systems
                                       Systems     Producers     Systems        Power    Company         Inc.
                                       Inc.        Inc.          Inc.           Inc.     Eliminations    Consolidated
CAPITALIZATION
  Common stock                          $ 9,185     $2,000         $1,050        $1,000      $(4,050)      $ 9,185
  Retained earnings (deficit)               370        222            103           497          --          1,192
                                       ---------------------------------------------------------------------------
     Total common shareholders' equity    9,555      2,222          1,153         1,497       (4,050)       10,377
  Preferred stock of subsidiary              --         --             --            --           --            --
  Long-term debt                             --         --             --            --           --            --
                                       ---------------------------------------------------------------------------
      Total capitalization                9,555      2,222          1,153         1,497       (4,050)       10,377
                                       ---------------------------------------------------------------------------
OTHER NON-CURRENT LIABILITIES
  Obligations under capital leases           --         --             --            --           --            --
  Other postretirement benefits              --         --             --            --           --            --
  Other                                      --         --             --            --           --            --
  Affiliated companies                      778         45              1           190         (970)           44
                                       ---------------------------------------------------------------------------
      Total other non-current
        liabilities                         778         45              1           190         (970)           44
                                       ---------------------------------------------------------------------------
CURRENT LIABILITIES
  Short-term borrowings                      --         --             --            --           --            --
  Current portion of long-term debt          --         --             --            --           --            --
  Current portion of capital leases          --         --             --            --           --            --
  Accounts payable                           --         --             13            --           --            13
  Property and general taxes                  3         --             --            --           --             3
  Accumulated deferred income taxes          --         --             --            --           --            --
  Interest payable                           --         --             --            --           --            --
  Dividends payable                          --         --             --            --           --            --
  Payrolls                                   28         --             --            --           --            28
  Fermi 2 refueling outage                   --         --             --            --           --            --
  Other                                      --         --             --            --           --            --
                                       ---------------------------------------------------------------------------
      Total current liabilities              31         --             13            --           --            44
                                       ---------------------------------------------------------------------------
DEFERRED CREDITS
  Accumulated deferred income taxes          83        106             13           303            1           506
  Accumulated deferred investment
     tax credits                             --         --             --            --           --            --
  Other                                      --         --             --            --           --            --
                                       ---------------------------------------------------------------------------
      Total deferred credits                 83        106             13           303            1           506
                                       ---------------------------------------------------------------------------
      TOTAL                             $10,447     $2,373         $1,180        $1,990      $(5,019)      $10,971
                                        ==========================================================================


DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1995
Thousands of Dollars




                                                                                                                  Biomass
                                              Biomass     Riverview       Sonoma                                  Energy
                                              Energy      Gas             Energy        RES      Inter-           Systems
                                              Systems     Producers       Systems       Power    Company          Inc.
                                              Inc.        Inc.            Inc.          Inc.     Eliminations     Consolidated
RETAINED EARNINGS (DEFICIT) AT
DECEMBER 31, 1994                             $ (211)     $   10         $  143        $  86       $   --           $   28
Net income (loss)                                605         612            360          411         (800)           1,188

Deduct:
        Cash dividends on common stock            --        (400)          (400)          --          800               --

        Expense associated with
        preferred stock redeemed                  --          --             --           --           --               --

Other                                            (24)         --             --           --           --              (24)
                                              ------------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
  DECEMBER 31, 1995                           $  370      $  222         $  103        $ 497       $   --           $1,192
                                              ------------------------------------------------------------------------------



DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1995
Thousands of Dollars


<Caption)                                                                                              Edison
                                 Edison                  EdVenture                Inter-               Development
                                 Development             Capital                  Company              Corporation
                                 Corporation             Corp.                    Eliminations         Consolidated
OPERATING REVENUES
  Electric - System                $     --              $    --                    $     --             $       --
  Electric - Interconnection             --                   --                          --                     --
  Steam                                  --                   --                          --                     --
                                  ----------------------------------------------------------------------------------------
       Total operating revenues          --                   --                          --                     --
                                  ----------------------------------------------------------------------------------------

OPERATING EXPENSES
  Fuel                                   --                   --                          --                     --
  Purchased power                        --                   --                          --                     --
  Other operation                        --                   --                          --                     --
  Maintenance                            --                   --                          --                     --
  Steam plant impairment loss            --                   --                          --                     --
  Depreciation and amortization          --                   --                          --                     --
  Deferred Fermi 2 amortization          --                   --                          --                     --
  Amortization of deferred Fermi 2
     depreciation and return             --                   --                          --                     --
  Taxes other than income                --                   --                          --                     --
  Income taxes                           --                   --                          --                     --
                                  ----------------------------------------------------------------------------------------
       Total operating expenses          --                   --                          --                     --
                                  ----------------------------------------------------------------------------------------
OPERATING INCOME                         --                   --                          --                     --
                                  ----------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS
  Allowance for other funds
     used during construction            --                   --                          --                     --
  Other income and (deductions)        (175)                  (3)                         --                   (178)
  Income taxes                           61                    1                          --                     62
  Accretion income                       --                   --                          --                     --
  Income taxes                           --                   --                          --                     --
                                  ----------------------------------------------------------------------------------------
       Net other income and
         (deductions)                  (114)                  (2)                         --                   (116)
                                  ----------------------------------------------------------------------------------------
INTEREST CHARGES
  Long-term debt                         --                   --                          --                     --
  Amortization of debt discount,
     premium and expense                 --                   --                          --                     --
  Other                                  --                   --                          --                     --
  Allowance for borrowed funds
     used during construction            --                   --                          --                     --
                                  ----------------------------------------------------------------------------------------
       Net interest charges              --                   --                          --                     --
                                  ----------------------------------------------------------------------------------------
PREFERRED STOCK DIVIDENDS
 OF SUBSIDIARY                           --                   --                          --                     --
                                  ----------------------------------------------------------------------------------------
NET INCOME (LOSS)                  $   (114)               $  (2)                   $     --             $     (116)
                                  ========================================================================================



DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - ASSETS
DECEMBER 31, 1995
Thousands of Dollars

                                                                                     Edison
                                         Edison         EdVenture                    Development
                                         Development    Capital     Inter-Company    Corporation
                                         Corporation    Corp.       Eliminations     Consolidated
UTILITY PROPERTIES
  Plant in service - at cost             $     --        $    --        $    --        $    --
  Less: Accumulated depreciation
    and amortization                           --             --             --             --
  Construction work in progress                --             --             --             --
  Property under capital leases - net          --             --             --             --
                                        ---------------------------------------------------------
    Total owned and leased properties          --             --             --             --
                                        ---------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS
  Non-utility property                         --             --             --             --
  Investments and special funds            10,000         10,000        (10,000)        10,000
  Nuclear decommissioning trust funds          --             --             --             --
                                        ---------------------------------------------------------
    Total other property and investments   10,000         10,000        (10,000)        10,000
                                        ---------------------------------------------------------
CURRENT ASSETS
  Cash and temporary cash investments         166             --             --            166
  Customer accounts receivable and
    unbilled revenues                          --             --             --             --
  Other accounts receivable                    --             --             --             --
  Fuel and materials and supplies
    inventories                                --             --             --             --
  Prepayments                                  --             --             --             --
                                        ---------------------------------------------------------
    Total current assets                      166             --             --            166
                                        ---------------------------------------------------------
AFFILIATED COMPANY RECEIVABLES                  2             --             --              2
                                        ---------------------------------------------------------
DEFERRED DEBITS
  Regulatory assets                            --             --             --             --
  Prepaid pensions                             --             --             --             --
  Unamortized debt expense                     --             --             --             --
  Other                                        --             --             --             --
                                        ---------------------------------------------------------
    Total deferred debits                      --             --             --             --
                                        ---------------------------------------------------------

    TOTAL                                $ 10,168       $ 10,000       $(10,000)      $ 10,168
                                        =========================================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - EQUITY AND LIABILITIES
DECEMBER 31, 1995
Thousands of Dollars

                                                                                            Edison
                             Edison                 EdVenture                               Development
                             Development            Capital             Inter-Company       Corporation
                             Corporation            Corp.               Eliminations        Consolidated

CAPITALIZATION
   Common stock                $ 10,350              $ 10,000              $(10,000)         $   10,350
   Retained earnings
      (deficit)                    (141)                  (32)                   --                (173)
                             ---------------------------------------------------------------------------
      Total common
        shareholders'
        equity                   10,209                 9,968               (10,000)             10,177
   Preferred stock
      of subsidiary                  --                    --                    --                  --
   Long-term debt                    --                    --                    --                  --
                             ---------------------------------------------------------------------------
      Total
         capitalization          10,209                 9,968               (10,000)             10,177
                             ---------------------------------------------------------------------------

OTHER NON-CURRENT
   LIABILITIES
   Obligations under
      capital leases                 --                    --                    --                  --
   Other postretirement
      benefits                       --                    --                    --                  --
   Other                             --                    --                    --                  --
   Affiliated companies             (41)                   32                    --                  (9)
                             ---------------------------------------------------------------------------
      Total other
         non-current
         liabilities                (41)                   32                    --                  (9)
                             ---------------------------------------------------------------------------

CURRENT LIABILITIES
   Short-term borrowings             --                    --                    --                  --
   Current portion of
      long-term debt                 --                    --                    --                  --
   Current portion of
      capital leases                 --                    --                    --                  --
   Accounts payable                  --                    --                    --                  --
   Property and
      general taxes                  --                    --                    --                  --
   Accumulated deferred
      income taxes                   --                    --                    --                  --
   Interest payable                  --                    --                    --                  --
   Dividends payable                 --                    --                    --                  --
   Payrolls                          --                    --                    --                  --
   Fermi 2 refueling outage          --                    --                    --                  --
   Other                             --                    --                    --                  --
                             ---------------------------------------------------------------------------
      Total current
         liabilities                 --                    --                    --                  --
                             ---------------------------------------------------------------------------

DEFERRED CREDITS
   Accumulated deferred
      income taxes                   --                    --                    --                  --
   Accumulated deferred
      investment
      tax credits                    --                    --                    --                  --
   Other                             --                    --                    --                  --
                             ---------------------------------------------------------------------------
      Total deferred
         credits                     --                    --                    --                  --
                             ---------------------------------------------------------------------------
      TOTAL                    $ 10,168              $ 10,000             $ (10,000)         $   10,168
                             ===========================================================================


DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1995
Thousands of Dollars

                                                                                         Edison
                                        Edison          EdVenture                        Development
                                        Development     Capital       Inter-Company      Corporation
                                        Corporation     Corp.         Eliminations       Consolidated
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1994                      $   (27)         $   (30)       $     --           $   (57)
Net income (loss)                          (114)              (2)             --              (116)

Deduct:
        Cash dividends on common stock       --               --              --                --

        Expense associated with
           preferred stock redeemed          --               --              --                --

Other                                        --               --              --                --
                                        -----------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1995                      $  (141)         $   (32)         $   --            $ (173)
                                        ===========================================================

                              DTE ENERGY COMPANY
                 NOTES TO CONSOLIDATING FINANCIAL STATEMENTS


Effective January 1, 1995, Biomass Energy Systems, Inc. became a wholly owned subsidiary of DE Energy Services, Inc.

Effective January 1, 1995, the assets and liabilities of Utility Technical Services, Inc. were transferred to UTS Systems, Inc. and RES Power, Inc.

Entities for which financial statements are not presented.

The following affiliates of the Claimant have had no financial activity during the calendar year 1995. Accordingly, financial information for these companies is not provided.

                                  DEFO, Inc.
                                  Huron Energy Services, Inc.
                                  Sumpter Gas Producers, Inc.
                                  Superior Energy Services, Inc.
                                  Wolverine Energy Services, Inc.


This report does not contain information for affiliates of the Claimant which are accounted for using the equity method.

                                   EXHIBIT B

                           Financial Data Schedule

This schedule contains summary financial information extracted from DTE Energy Company's consolidated balance sheet and statement of income as of December 31, 1995 contained herein and is qualified in its entirety by reference to such financial statements.

                Multiplier                      1,000

                Period Type                     Year

                Fiscal Year End                 December 31, 1995

                Period End                      December 31, 1995

                Total Assets                    $11,130,591

                Total Operating Revenues        $ 3,635,544

                Net Income                      $   405,914




                                  EXHIBIT C


An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                Not Applicable